

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Richard J. Hendrix
Chief Executive Officer
Live Oak Acquisition Corp. V
4921 William Arnold Road
Memphis, TN 38117

> **Re: Live Oak Acquisition Corp. V**
> **Registration Statement on Form S-1**
> **Filed January 10, 2025**
> **File No. 333-284207**

Dear Richard J. Hendrix:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 Filed January 10, 2025

Cover Page

1. We note potential conflicts of interest disclosure on the cover page. Please revise your cross-references to include the locations of all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.

Prior Blank Check Experience, page 6

2. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

Sponsor Information, page 11

3. In your compensation table here and on page 110, please revise to include the anti-dilution adjustment of the founder shares. Please also revise the table to reflect that in addition to your sponsor, a member of your management team and advisor or one of

their affiliates may be paid a finder's fee, advisory fee, consulting fee or success fee, as referenced on page 38. Lastly, please revise the table to reflect that in addition to the sponsor, an affiliate of the sponsor may be paid a salary or fee in connection with the business combination. See Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K.

Risk Factors
We may be unable to obtain additional financing to complete our initial business combination...., page 65

4.   We note your disclosure that you may seek additional financing to complete your initial business combination and the disclosure on page 61 that you may sell additional shares through PIPE financing to complete your initial business combination. Please expand to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity.

Use of Proceeds, page 91

5.   We note that in footnote 5, you have assumed use of proceeds for only 12 months for the office and administrative support. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time.

Dilution, page 95

6.   We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement shares, as stated on page 10 and elsewhere.

Dilution, page 96

7.   We note in your maximum redemptions columns you did not include the deferred underwriting commissions in your Pro Forma net tangible book value after this offering. Please tell us why or revise here and elsewhere.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser